March 25, 2020

Patrick Grismer
Executive Vice President and Chief Financial Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134

       Re: Starbucks Corporation
           Form 10-K for the Fiscal Year Ended September 29, 2019
           Filed November 15, 2019
           File No. 000-20322

Dear Mr. Grismer:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 29, 2019

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Earnings, page 44

1. Please tell us whether all of the costs below are included in cost of sales:
        labor and benefits costs related to store employees preparing beverages, food and ground coffee,
        distribution costs for inventory sent to company-owned stores, and depreciation costs of store equipment used in preparing beverages, food and ground
           coffee.
      If all of these costs are not included in cost of sales, please also tell us how you determined that they were not required to be included or retitle this line item to better reflect what it represents. Refer to ASC 330-10-30.
2. Please present the material components of the store operating expenses line item separately. Refer to Rule 5-03.3 of Regulation S-X.
 Patrick Grismer
Starbucks Corporation
March 25, 2020
Page 2
Note 1. Summary of Significant Accounting Policies, page 50

3. Please tell us and disclose in an accounting policy footnote the specific types of amounts included in cost of sales, store operating expenses and general and administrative expenses.
Note 16. Segment Reporting, page 81

4. Please disclose your revenues from China or tell us how you determined that they were not material. Refer to ASC 280-10-50-41(a).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNamePatrick Grismer                              Sincerely,
Comapany NameStarbucks Corporation
                                                               Division of
Corporation Finance
March 25, 2020 Page 2                                          Office of Trade
& Services
FirstName LastName